Exhibit B.3(d): Other Pages of CIBC’s 2022 Annual Report incorporated in Annual Information Form

•	“Transfer Agent and Registrar” pages 199-200

•	“Directors and Board Committees” page 201

Shareholder information

Fiscal Year

November 1st to October 31st

Key Dates

Reporting dates 2023

First quarter results – Friday, February 24, 2023

Second quarter results – Thursday, May 25, 2023

Third quarter results – Thursday, August 31, 2023

Fourth quarter results – Thursday, November 30, 2023

Annual Meeting of Shareholders 2023

CIBC’s Annual Meeting of Shareholders will be held on April 4, 2023. For more details, please visit our Annual Meeting webpage at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html.

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2022:

Common shares(1)

Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 28/22	Oct 28/22	$0.830	905,122,577
Jun 28/22	Jul 28/22	$0.830	903,857,263
Mar 28/22	Apr 28/22	$0.805	902,498,850
Dec 29/21	Jan 28/22	$0.805	901,626,696

Preferred shares

Stock	Series 39	Series 41	Series 43	Series 47	Series 49	Series 51	Series 56
Ticker symbol	CM.PR.O	CM.PR.P	CM.PR.Q	CM.PR.S	CM.PR.T	CM.PR.Y	n/a
Quarterly dividend	$0.232063	$0.244313	$0.196438	$0.281250	$0.325000	$0.321875	n/a
Semi-annual dividend	n/a	n/a	n/a	n/a	n/a	n/a	$36.825000

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

2023 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 28, 2022	January 27, 2023
March 28, 2023	April 28, 2023
June 28, 2023	July 28, 2023
September 28, 2023	October 27, 2023

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Regulatory capital

Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at https://www.cibc.com/en/about-cibc/investor-relations/regulatory-capital-instruments.html.

Credit ratings

Credit rating information can be found on pages 80–81 in this Annual Report.

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option – Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option – Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option – U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through TSX Trust Company and on the CIBC website at www.cibc.com.

CIBC 2022 ANNUAL REPORT	199

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

TSX Trust Company, P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3,

416 682-3860 or 1 800 258-0499 (Canada and the U.S. only), fax 1 888 249-6189, Email: shareholderinquiries@tmx.com,

website: www.tsxtrust.com.

Common and preferred shares are transferable in Canada at the offices of our agent, TSX Trust Company, in Toronto, Montreal, Calgary and Vancouver.

In the U.S., common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 43078 Providence, RI 02940; By Overnight Delivery: 150 Royall St., Canton, MA 02021, 1 800-522-6645, website: www.computershare.com/investor.

Registered shareholders can opt to have their shares recorded electronically in the Direct Registration System (DRS). Please contact our transfer agent for details.

How to reach us:

CIBC Head Office 81 Bay Street, CIBC SQUARE, Toronto, Ontario, Canada M5J 0E7 SWIFT code: CIBCCATT Website: www.cibc.com	Investor Relations Email: Mailbox.InvestorRelations@cibc.com	Corporate Secretary Email: corporate.secretary@cibc.com	Client Complaint Appeals Office (CCAO) Toll-free across Canada: 1-888-947-5207 Email: mailbox.clientcomplaintappeals@cibc.com

CIBC Telephone Banking Toll-free across Canada: 1 800 465-2422	Communications and Public Affairs Email: Mailbox.Communications@cibc.com	Client Care Toll-free across Canada: 1 800 465-2255 Email: client.care@cibc.com

Where to find more information

CIBC Annual Report 2022

Additional print copies of the Annual Report will be available in March 2023 and may be obtained by emailing Mailbox.InvestorRelations@cibc.com. The Annual Report is also available online at www.cibc.com/ca/investor-relations/annual-reports.html.

Des exemplaires supplémentaires du Rapport annuel seront disponibles en mars 2023 et peuvent être commandés par courriel à relationsinvestisseurs@cibc.com. Le Rapport annuel est aussi disponible à l’adresse www.cibc.com/ca/investor-relations/annual-reports-fr.html.

CIBC Sustainability Report and Public Accountability Statement 2022

This report reviews our economic, environmental, social and governance activities over the past year and will be available in March 2023 at https://www.cibc.com/en/about-cibc/corporate-responsibility.html.

Management Proxy Circular 2023

The Management Proxy Circular contains information for shareholders about CIBC’s annual meeting, including information relating to the election of CIBC’s directors, appointment of auditors and shareholder proposals, as well as other matters. The 2023 Proxy Circular will be available in March 2023 at www.cibc.com.

Corporate Governance

CIBC’s Statement of Corporate Governance Practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and our shareholders. This statement and other information on Corporate Governance at CIBC, including our CIBC Code of Conduct for all employees and Directors, can be found on our corporate website at www.cibc.com/ca/inside-cibc/governance/governance-practices.html.

Regulatory Filings

In Canada with the Canadian Securities Administrators at www.sedar.com.

In the U.S. with the U.S. Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961.

The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Trademarks

Trademarks used in this Annual Report which are owned by Canadian Imperial Bank of Commerce, or its subsidiaries in Canada and/or other countries include, “Ambitions Made Real”, “CIBC Agility”, “CIBC Bank USA Smart Account”, the CIBC logo, “CIBC eAdvantage”, “CIBC FirstCaribbean International Bank”, “CIBC ForeignCash Online”, “CIBC Global Money Transfer”, “CIBC GoalPlanner”, “CIBC Investor’s Edge”, “CIBC Miracle Day”, “CIBC Mobile Banking”, “CIBC Private Wealth”, “CIBC Smart”, “CIBC Smart Planner”, “CIBC SmartBanking”, “Simplii Financial” and “Wood Gundy”. All other trademarks mentioned in this annual report which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries, are the property of their respective owners.

200	CIBC 2022 ANNUAL REPORT

Board of Directors:

Katharine B. Stevenson Chair of the Board CIBC Corporate Director Toronto, Ontario, Canada Joined in 2011	Ammar Aljoundi (RMC) President and Chief Executive Officer Agnico Eagle Mines Limited Toronto, Ontario, Canada Joined in 2022	Charles J. G. Brindamour (RMC) Chief Executive Officer Intact Financial Corporation Toronto, Ontario, Canada Joined in 2020	Nanci E. Caldwell (CGC, MRCC) Corporate Director Woodside, California, U.S.A. Joined in 2015

Michelle L. Collins (AC) President Cambium LLC Chicago, Illinois, U.S.A. Joined in 2017	Luc Desjardins (MRCC) President and Chief Executive Officer Superior Plus Corp. Toronto, Ontario, Canada Joined in 2009	Victor G. Dodig President and Chief Executive Officer CIBC Toronto, Ontario, Canada Joined in 2014	Kevin J. Kelly (MRCC – Chair) Corporate Director Toronto, Ontario, Canada Joined in 2013

Christine E. Larsen (RMC) Corporate Director Montclair, New Jersey, U.S.A. Joined in 2016	Nicholas D. Le Pan (AC, CGC) Corporate Director Ottawa, Ontario, Canada Joined in 2008	Mary Lou Maher (AC – Chair) Corporate Director Toronto, Ontario, Canada Joined in 2021	William F. Morneau Corporate Director Toronto, Ontario, Canada Joined in 2022

Jane L. Peverett (AC, CGC – Chair) Corporate Director West Vancouver, British Columbia, Canada Joined in 2009	Martine Turcotte (CGC, MRCC) Corporate Director Verdun, Québec, Canada Joined in 2014	Barry L. Zubrow (CGC, RMC – Chair) Chief Executive Officer ITB LLC West Palm Beach, Florida, U.S.A. Joined in 2015

AC – Audit Committee

CGC – Corporate Governance Committee

MRCC – Management Resources and Compensation Committee

RMC – Risk Management Committee

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